Exhibit 99.1
Riskified Continues to Execute on Land and Expand Strategy to Achieve Third Quarter Revenue Growth of 14%
Raises Adjusted EBITDA Guidance for FY 2023

NEW YORK, November 15, 2023 - Riskified Ltd. (NYSE: RSKD) (the “Company”), a leader in eCommerce fraud and risk intelligence, today announced financial results for the three and nine months ended September 30, 2023. The Company will host an investor call to discuss these results today at 8:30 a.m. Eastern Time.
“I am extremely proud of the team for their resilience and strength in the face of the ongoing conflict in Israel. Our unwavering focus on executing the business in all environments, combined with our commitment in providing outstanding merchant service has been the foundation of the success of Riskified. I remain confident in Riskified's ability to grow and innovate even in challenging times,” said Eido Gal, Co-Founder and Chief Executive Officer of Riskified.
Q3 2023 Business Highlights

•Operationalized Business Continuity Plan ("BCP"): Our primary focus following the events in Israel on October 7, 2023 was ensuring the safety of our employees and maintaining continuity of service for our merchants. We promptly operationalized our BCP to help ensure continuity of service and to minimize disruptions to our merchants. We remain engaged with all our merchants and have not seen any loss of merchant volumes so far as a result of these events. We believe this is a testament to the deep relationships that we have cultivated with many of our merchants, our high retention rates, and our track record of being a reliable and trusted partner.

•Further Diversification with the Addition of New Merchants: We continue to have success landing new merchants on the platform. Our top 10 new logos added during the third quarter of 2023 helped us deepen our geographic reach, with particular strength in the United States, and further penetrate four different verticals.

•Strong Upsell Activity in Key Accounts in our Fashion and Luxury Vertical: Key existing customers expanded their contractual relationships with us during the quarter. In particular, we successfully executed upsells with merchants in our Luxury and Sneakers sub-verticals, and also with one of the world’s largest online fashion retailers in APAC.

•Signed Multi-Year, Multi-Product Cross-Sell: During the third quarter of 2023, we successfully cross-sold our Policy Protect and Account Secure products to an existing Enterprise merchant in our General Retailers vertical for a multi-year contract. Using Policy Protect and Account Secure, Riskified is able to help block abusive resellers upon checkout and balance the overall customer experience while preventing account takeovers.

•Partnered with Plaid to Enhance Risk Protection for Automatic Clearing House ("ACH") Bank Payments: This partnership empowers online merchants, marketplaces, and trading platforms to approve ACH payments with greater confidence, safeguarding against fraud and the risk of insufficient funds. The integration enhances Riskified’s existing ACH protection capability to shift fraud liability and protect against ACH ‘insufficient funds’ returns. Riskified’s platform complements Plaid’s Signal offering, a transaction risk scoring engine that furnishes merchants with new data attributes to better assess the return risk of transactions.

•Share Repurchase Program Update: As previously announced, on August 8, 2023 our Board of Directors authorized a share repurchase program of up to $75 million, subject to approval from the Tel Aviv District Court Economic Department ("Israeli Court"), which is required by law. Due to the events of October 7, the Israeli Court has been operating under rolling Emergency Orders and certain court processes are delayed. We will announce the Israeli Court's decision promptly once it is obtained. Share repurchases are expected to be used to take advantage of attractive repurchase opportunities and to manage share dilution. We believe our strong balance sheet, with zero debt and approximately $482 million of cash, deposits, investments and accrued interest as of September 30, 2023, enables us to continue investing in the growth of our business and simultaneously enhance shareholder value through a share repurchase program.

Q3 2023 Financial Performance Highlights
The following table summarizes our consolidated financial results for the three and nine months ended September 30, 2023 and 2022, in thousands except where indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Gross merchandise volume ("GMV") in millions(1)	$29,674	$25,314	$87,897	$73,391
Increase in GMV year over year	17%		20%
Revenue	$71,872	$63,172	$213,545	$181,949
Increase in revenues year over year	14%		17%

Gross profit	$31,140	$32,679	$104,004	$93,653
Gross profit margin	43%	52%	49%	51%

Operating profit (loss)	$(25,210)	$(26,170)	$(70,285)	$(92,097)
Net profit (loss)	$(20,925)	$(26,047)	$(55,770)	$(92,653)

Adjusted EBITDA(1)	$(8,448)	$(9,360)	$(18,203)	$(36,746)
“Our disciplined approach to managing the business is evident as we grew revenue by 17% while simultaneously decreasing total operating expenses by 6% year-to-date. These results are testament to the overall strength of the business, and to our ability to execute and find leverage in the model. I'm encouraged that we improved our Adjusted EBITDA performance by over 50% year-to-date, and we remain on track to deliver positive Adjusted EBITDA in the fourth quarter of 2023,” said Aglika Dotcheva, Chief Financial Officer of Riskified.
Financial Outlook:

We are updating our revenue guidance for the year ending December 31, 2023 as follows:

•Revenue between $297 million and $300 million.

We assume no further worsening in consumer spending patterns, or material changes to the macro-environment, which remains factored into our revenue guidance for the year.

We now expect:

•Adjusted EBITDA(2) to be between negative $14.5 million and negative $12.5 million.

We are committed to continuing to manage the business in a disciplined manner and seek to identify further leverage in the business model.

(1) GMV is a key performance indicator and Adjusted EBITDA is a non-GAAP measure of financial performance. See “Key Performance Indicators and Non-GAAP Measures” for additional information and “Reconciliation of GAAP to Non-GAAP Measures” for a reconciliation to the most directly comparable GAAP measure.

(2) We are not able to provide a reconciliation of Adjusted EBITDA guidance for the fiscal year ending December 31, 2023 to net profit (loss) because certain items that are excluded from Adjusted EBITDA but included in net profit (loss), the most directly comparable GAAP financial measure, cannot be predicted on a forward-looking basis without unreasonable effort or are not within our control. For example, we are unable to forecast the magnitude of foreign currency transaction gains or losses which are subject to many economic and other factors beyond our control. For the same reasons, we are unable to address the probable significance of the unavailable information, which could have a potentially unpredictable and potentially significant impact on our future GAAP financial results.

Conference Call and Webcast Details

The Company will host a conference call to discuss its financial results today, November 15, 2023 at 8:30 a.m. Eastern Time. A live webcast of the call can be accessed from Riskified’s Investor Relations website at ir.riskified.com. A replay of the webcast will also be available for a limited time at ir.riskified.com. The press release with the financial results, as well as the investor presentation materials will be accessible on the Company’s Investor Relations website prior to the conference call.
Key Performance Indicators and Non-GAAP Measures
This press release and the accompanying tables contain references to Gross Merchandise Volume ("GMV"), which is a key performance indicator, and to certain non-GAAP measures which include non-GAAP measures of financial performance, including Adjusted EBITDA, non-GAAP gross profit, non-GAAP gross profit margin, non-GAAP cost of revenue, non-GAAP operating expenses by line item, non-GAAP net profit (loss), and non-GAAP net profit (loss) per share, and non-GAAP measures of liquidity, including Free Cash Flow. Management and our Board of Directors use key performance indicators and non-GAAP measures as supplemental measures of performance and liquidity because they assist us in comparing our operating performance on a consistent basis, as they remove the impact of items that we believe do not directly reflect our core operations. We also use Adjusted EBITDA for planning purposes, including the preparation of our internal annual operating budget and financial projections, to evaluate the performance and effectiveness of our strategic initiatives, and to evaluate our capacity to expand our business. Free Cash Flow provides useful information to management and investors about the amount of cash generated by the business that can be used for strategic opportunities, including investing in our business and strengthening our balance sheet.
These non-GAAP measures should not be construed as an inference that our future results will be unaffected by unusual or other items. Non-GAAP measures of financial performance have limitations as analytical tools in that these measures do not reflect our cash expenditures, or future requirements for capital expenditures, or contractual commitments; these measures do not reflect changes in, or cash requirements for, our working capital needs; these measures do not reflect our tax expense or the cash requirements to pay our taxes, and assets being depreciated and amortized will often have to be replaced in the future and these measures do not reflect any cash requirements for such replacements. Free Cash Flow is limited because it does not represent the residual cash flow available for discretionary expenditures. Free Cash Flow is not necessarily a measure of our ability to fund our cash needs.
In light of these limitations, management uses these non-GAAP measures to supplement, not replace, our GAAP results. The non-GAAP measures used herein are not necessarily comparable to similarly titled captions of other companies due to different calculation methods. Non-GAAP financial measures should not be considered in isolation, as an alternative to, or superior to information prepared and presented in accordance with GAAP. These measures are frequently used by analysts, investors and other interested parties to evaluate companies in our industry. By providing these non-GAAP measures together with a reconciliation to the most comparable GAAP measure, we believe we are enhancing investors' understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.
We define GMV as the gross total dollar value of orders reviewed through our eCommerce risk intelligence platform during the period indicated, including orders that we did not approve.

We define each of our non-GAAP measures of financial performance, as the respective GAAP balances shown in the below tables, adjusted for, as applicable, depreciation and amortization (including amortization of capitalized internal-use software as presented in our statement of cash flows), share-based compensation expense, payroll taxes related to share-based compensation, litigation-related expenses, provision for (benefit from) income taxes, other income (expense) including foreign currency transaction gains and losses and gains and losses on non-designated hedges, and interest income (expense). Non-GAAP Gross Profit Margin represents Non-GAAP Gross Profit expressed as a percentage of revenue. We define non-GAAP net profit (loss) per share as non-GAAP net profit (loss) divided by non-GAAP weighted-average shares. We define non-GAAP weighted-average shares, as GAAP weighted average shares, adjusted to reflect any dilutive ordinary share equivalents resulting from non-GAAP net profit (loss), if applicable.

We define Free Cash Flow as net cash provided by (used in) operating activities, less cash purchases of property and equipment, and cash spent on capitalized software development costs.

Management believes that by excluding certain items from the associated GAAP measure, these non-GAAP measures are useful in assessing our performance and provide meaningful supplemental information due to the following factors:

Depreciation and amortization: We exclude depreciation and amortization (including amortization of capitalized internal-use software) because we believe that these costs are not core to the performance of our business and the utilization of the underlying assets being depreciated and amortized can change without a corresponding impact on the operating performance of our business. Management believes that excluding depreciation and amortization facilitates comparability with other companies in our industry.

Share-based compensation expense: We exclude share-based compensation expense primarily because it is a non-cash expense that does not directly correlate to the current performance of our business. This is because the expense is calculated based on the grant date fair value of an award which may vary significantly from the current fair market value of the award based on factors outside of our control. Share-based compensation expense is principally aimed at aligning our employees’ interests with those of our shareholders and at long-term retention, rather than to address operational performance for any particular period.

Payroll taxes related to share-based compensation: We exclude employer payroll tax expense related to share-based compensation in order to see the full effect that excluding that share-based compensation expense had on our operating results. These expenses are tied to the exercise or vesting of underlying equity awards and the price of our common stock at the time of vesting or exercise, which may vary from period to period independent of the operating performance of our business.

Litigation-related expenses: We exclude costs associated with the legal matter previously disclosed under the caption "Legal Proceedings" in our Form 6-K furnished with the Securities and Exchange Commission ("SEC") on August 15, 2023, because such costs are not reflective of costs associated with our ongoing business and operating results and are viewed as unusual and infrequent.
See the tables below for reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.
Forward Looking Statements

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Exchange Act. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding our revenue and adjusted EBITDA guidance for fiscal year 2023, future growth potential in new verticals and new geographies, anticipated implementation timeline and benefits of our proposed share repurchase program, ongoing impact of the conflict in Israel on our business and financial performance and Company actions designed to mitigate such impact, internal modeling assumptions, expectations as to our new merchant pipeline, upsell opportunities and strategic partnerships, the performance of our products, our management of our cash outflow and leverage, and business plans and strategy are forward looking statements, which reflect our current views with respect to future events and are not a guarantee of future performance. The words “believe,” “may,” “will,” “estimate,” “potential,” “continue,” “anticipate,” “intend,” “expect,” “could,” “would,” “project,” “forecasts,” “aims,” “plan,” “target,” and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: our ability to manage our growth effectively; our history of net losses and ability to achieve profitability; our ability to attract new merchants and retain existing merchants; continued use of credit cards and other payment methods that expose merchants to the risk of payment fraud, and changes in laws and regulations related to use of these payment methods, such as PSD2, and the emergence of new alternative payment products; the impact of macroeconomic conditions on us and on the performance of our merchants; our ability to continue to improve our machine learning models; fluctuations in our CTB Ratio and gross profit margin, including as a result of large-scale merchant fraud attacks or other security incidents; our ability to protect the information of our merchants and consumers; our ability to predict future revenue due to lengthy sales cycles; seasonal fluctuations in revenue; competition; our merchant concentration; the financial condition of our merchants, particularly in challenging macroeconomic environments; our ability to increase the adoption of our products and to develop and introduce new products; our ability to mitigate the risks involved with selling our products to large enterprises; our ability to retain the services of our executive officers, and other key personnel, including our co-founders; our ability to attract and retain highly qualified personnel, including software engineers and data scientists, particularly in Israel; changes to our prices and pricing structure; our exposure to existing and potential future litigation claims; our exposure to fluctuations in currency exchange rates, including recent declines in the value of the Israeli shekel against the US dollar as a result of the ongoing conflict in Israel; our ability to obtain additional capital; risks associated with our proposed share repurchase program, including the risk that the program could increase volatility and fail to enhance shareholder value, risks relating to our ability to obtain authorization and re-authorization, as necessary, by the Tel Aviv District Court Economic Department to permit share repurchases, or other factors; our third-party providers of cloud-based infrastructure; our ability to protect our intellectual property rights; technology and infrastructure interruptions or performance problems; the efficiency and accuracy of our machine learning models and access to third-party and merchant data; our ability to comply with evolving data protection, privacy and security laws; our ability to comply with lending regulation and oversight; the development of regulatory frameworks for machine learning technology and artificial intelligence; our use of open-source software; our ability to enhance and maintain our brand; our ability to execute potential acquisitions, strategic investments, partnerships, or alliances; our ability to successfully establish partnership channels and to integrate with these partners; potential claims related to the violation of the intellectual property rights of third parties; our limited experience managing a public company; our failure to comply with anti-corruption, trade compliance, and economic sanctions laws and regulations;

disruption, instability and volatility in global markets and industries; our ability to enforce non-compete agreements entered into with our employees; our ability to maintain effective systems of disclosure controls and financial reporting; our ability to accurately estimate or judgements relating to our critical accounting policies; our business in China; changes in tax laws or regulations; increasing scrutiny of, and expectations for, environmental, social and governance initiatives; potential future requirements to collect sales or other taxes; potential future changes in the taxation of international business and corporate tax reform; changes in and application of insurance laws or regulations; conditions in Israel that may affect our operations, including ongoing conflict in Israel following the events of October 7, 2023; the impact of the dual class structure of our ordinary shares; our status as a foreign private issuer; and other risk factors set forth in Item 3.D - “Risk Factors” in our Annual Report on Form 20-F, filed with the SEC on February 24, 2023, and other documents filed with or furnished to the SEC. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

About Riskified
Riskified empowers businesses to grow eCommerce revenues and profit by mitigating risk. An unrivaled network of merchant brands partner with Riskified for guaranteed protection against chargebacks, to fight fraud and policy abuse at scale, and to improve customer retention. Developed and managed by the largest team of eCommerce risk analysts, data scientists, and researchers, Riskified’s AI-powered fraud and risk intelligence platform analyzes the individual behind each interaction to provide real-time decisions and robust identity-based insights. Learn more at riskified.com.

Investor Relations: Chett Mandel, Head of Investor Relations | ir@riskified.com

Corporate Communications: Cristina Dinozo, Senior Director of Communications | press@riskified.com

RISKIFIED LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of September 30, 2023	As of December 31, 2022

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$435,473	$188,670
Restricted cash	—	2,347
Short-term deposits	15,000	287,000
Accounts receivable, net	30,750	37,547
Prepaid expenses and other current assets	12,493	14,371
Total current assets	493,716	529,935
Property and equipment, net	16,383	18,586
Operating lease right-of-use assets	30,854	35,158
Deferred contract acquisition costs	13,961	14,383
Long-term investments	28,906	—
Other assets, noncurrent	8,695	8,922
Total assets	$592,515	$606,984
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$2,571	$2,110
Accrued compensation and benefits	19,417	24,134
Guarantee obligations	9,489	12,361
Provision for chargebacks, net	10,698	11,980
Operating lease liabilities, current	5,493	6,214
Accrued expenses and other current liabilities	17,630	15,813
Total current liabilities	65,298	72,612
Operating lease liabilities, noncurrent	25,919	31,202
Other liabilities, noncurrent	12,425	8,734
Total liabilities	103,642	112,548
Shareholders’ equity:
Class A ordinary shares, no par value; 900,000,000 shares authorized as of September 30, 2023 and December 31, 2022; 122,263,782 and 102,084,746 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	—
Class B ordinary shares, no par value; 232,500,000 shares authorized as of September 30, 2023 and December 31, 2022; 56,010,858 and 68,945,014 shares issued and outstanding as of September 30, 2023 and December 31, 2022, respectively	—	—
Additional paid-in capital	900,354	848,609
Accumulated other comprehensive profit (loss)	(3,177)	(1,639)
Accumulated deficit	(408,304)	(352,534)
Total shareholders’ equity	488,873	494,436
Total liabilities and shareholders’ equity	$592,515	$606,984

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Revenue	$71,872	$63,172	$213,545	$181,949
Cost of revenue	40,732	30,493	109,541	88,296
Gross profit	31,140	32,679	104,004	93,653
Operating expenses:
Research and development	17,397	17,452	54,455	53,512
Sales and marketing	21,758	20,712	67,097	67,047
General and administrative	17,195	20,685	52,737	65,191
Total operating expenses	56,350	58,849	174,289	185,750
Operating profit (loss)	(25,210)	(26,170)	(70,285)	(92,097)
Interest income (expense), net	5,717	3,123	16,781	5,116
Other income (expense), net	(193)	(1,133)	1,055	(1,209)
Profit (loss) before income taxes	(19,686)	(24,180)	(52,449)	(88,190)
Provision for (benefit from) income taxes	1,239	1,867	3,321	4,463
Net profit (loss)	$(20,925)	$(26,047)	$(55,770)	$(92,653)
Other comprehensive profit (loss), net of tax:
Other comprehensive profit (loss)	(570)	121	(1,538)	(2,973)
Comprehensive profit (loss)	$(21,495)	$(25,926)	$(57,308)	$(95,626)

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.12)	$(0.15)	$(0.32)	$(0.56)
Weighted-average shares used in computing net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	178,360,665	168,798,761	175,627,868	166,598,745

RISKIFIED LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Cash flows from operating activities:
Net profit (loss)	$(20,925)	$(26,047)	$(55,770)	$(92,653)
Adjustments to reconcile net profit (loss) to net cash provided by (used in) operating activities:
Unrealized loss (gain) on foreign currency	24	504	(1,384)	(1,191)
Provision for (benefit from) account receivable allowances	(18)	210	176	35
Depreciation and amortization	892	886	2,672	2,567
Amortization of capitalized internal-use software costs	383	124	1,149	371
Amortization of deferred contract costs	2,393	1,820	6,954	5,028
Share-based compensation expense	15,330	15,711	47,485	52,234
Non-cash right-of-use asset changes	1,283	1,161	3,510	3,299
Changes in accrued interest	1,214	(319)	1,659	(974)
Ordinary share warrants issued to a customer	384	384	1,152	1,151
Other	48	29	123	136
Changes in operating assets and liabilities:
Accounts receivable	7,015	(2,490)	6,188	4,860
Deferred contract acquisition costs	(1,662)	(2,510)	(5,193)	(5,008)
Prepaid expenses and other assets	(3,109)	119	(1,897)	7,054
Accounts payable	(1,326)	544	402	2,151
Accrued compensation and benefits	1,767	1,763	(4,292)	(3,822)
Guarantee obligations	(403)	(3)	(2,872)	(2,345)
Provision for chargebacks, net	(329)	1,077	(1,282)	(1,309)
Operating lease liabilities	(2,088)	1,385	(3,494)	(985)
Accrued expenses and other liabilities	3,620	2,870	4,570	7,247
Net cash provided by (used in) operating activities	4,493	(2,782)	(144)	(22,154)
Cash flows from investing activities:
Purchases of short-term deposits	(5,000)	(143,789)	(55,000)	(335,753)
Maturities of short-term deposits	80,000	149,789	327,000	235,000
Purchases of investments	(29,086)	—	(29,086)	—
Purchases of property and equipment	(826)	(434)	(1,074)	(3,413)
Capitalized software development costs	—	(563)	—	(1,535)
Net cash provided by (used in) investing activities	45,088	5,003	241,840	(105,701)
Cash flows from financing activities:
Proceeds from exercise of share options	333	828	3,113	3,009
Payments of deferred offering costs	—	(14)	—	(204)
Net cash provided by (used in) financing activities	333	814	3,113	2,805
Effects of exchange rates on cash, cash equivalents, and restricted cash	(536)	(722)	(353)	(2,646)
Net increase (decrease) in cash, cash equivalents, and restricted cash	49,378	2,313	244,456	(127,696)
Cash, cash equivalents, and restricted cash—beginning of period	386,095	295,118	191,017	425,127
Cash, cash equivalents, and restricted cash—end of period	$435,473	$297,431	$435,473	$297,431

Reconciliation of GAAP to Non-GAAP Measures
The following tables reconcile non-GAAP measures to the most directly comparable GAAP measure and are presented in thousands except for share and per share amounts.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(20,925)	$(26,047)	$(55,770)	$(92,653)
Provision for (benefit from) income taxes	1,239	1,867	3,321	4,463
Interest (income) expense, net	(5,717)	(3,123)	(16,781)	(5,116)
Other (income) expense, net	193	1,133	(1,055)	1,209
Depreciation and amortization	1,275	1,010	3,821	2,938
Share-based compensation expense	15,330	15,711	47,485	52,234
Payroll taxes related to share-based compensation	109	89	386	179
Litigation-related expenses	48	—	390	—
Adjusted EBITDA	$(8,448)	$(9,360)	$(18,203)	$(36,746)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP gross profit	$31,140	$32,679	$104,004	$93,653
Plus: depreciation and amortization	427	177	1,299	521
Plus: share-based compensation expense	191	183	574	477
Plus: payroll taxes related to share-based compensation	3	2	8	4
Non-GAAP gross profit	$31,761	$33,041	$105,885	$94,655
Gross profit margin	43%	52%	49%	51%
Non-GAAP gross profit margin	44%	52%	50%	52%

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
GAAP cost of revenue	$40,732	$30,493	$109,541	$88,296
Less: depreciation and amortization	427	177	1,299	521
Less: share-based compensation expense	191	183	574	477
Less: payroll taxes related to share-based compensation	3	2	8	4
Non-GAAP cost of revenue	$40,111	$30,131	$107,660	$87,294

GAAP research and development	$17,397	$17,452	$54,455	$53,512
Less: depreciation and amortization	391	387	1,172	1,120
Less: share-based compensation expense	3,182	2,538	10,092	7,421
Less: payroll taxes related to share-based compensation	$1	$—	$1	$—
Non-GAAP research and development	$13,823	$14,527	$43,190	$44,971

GAAP sales and marketing	$21,758	$20,712	$67,097	$67,047
Less: depreciation and amortization	260	245	767	731
Less: share-based compensation expense	4,940	3,872	14,714	14,076
Less: payroll taxes related to share-based compensation	71	41	208	99
Non-GAAP sales and marketing	$16,487	$16,554	$51,408	$52,141

GAAP general and administrative	$17,195	$20,685	$52,737	$65,191
Less: depreciation and amortization	197	201	583	566
Less: share-based compensation expense	7,017	9,118	22,105	30,260
Less: payroll taxes related to share-based compensation	34	46	169	76
Less: litigation-related expenses	48	—	390	—
Non-GAAP general and administrative	$9,899	$11,320	$29,490	$34,289

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net cash provided by (used in) operating activities	$4,493	$(2,782)	$(144)	$(22,154)
Purchases of property and equipment	(826)	(434)	(1,074)	(3,413)
Capitalized software development costs	—	(563)	—	(1,535)
Free Cash Flow	$3,667	$(3,779)	$(1,218)	$(27,102)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
	(unaudited)		(unaudited)
Net profit (loss)	$(20,925)	$(26,047)	$(55,770)	$(92,653)
Depreciation and amortization	1,275	1,010	3,821	2,938
Share-based compensation expense	15,330	15,711	47,485	52,234
Payroll taxes related to share-based compensation	109	89	386	179
Litigation related expenses	48	—	390	—
Non-GAAP net profit (loss)	$(4,163)	$(9,237)	$(3,688)	$(37,302)

Weighted-average shares used in computing net profit (loss) and non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	178,360,665	168,798,761	175,627,868	166,598,745

Net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.12)	$(0.15)	$(0.32)	$(0.56)
Non-GAAP net profit (loss) per share attributable to Class A and B ordinary shareholders, basic and diluted	$(0.02)	$(0.05)	$(0.02)	$(0.22)